SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13G

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 14)*

Keurig Green Mountain, Inc.

(Name of Issuer)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

49271M 10 0

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☒	Rule 13d-l(c)

☐	Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 49271M 10 0

1	NAME OF REPORTING PERSONS Robert P. Stiller
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 6,695,006
	6	SHARED VOTING POWER 321,333
	7	SOLE DISPOSITIVE POWER 6,695,006
	8	SHARED DISPOSITIVE POWER 321,333
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,016,339
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 4.6%
12	TYPE OF REPORTING PERSON IN

ITEM 1.

(a)	NAME OF ISSUER

Keurig Green Mountain, Inc. (the “Issuer”)

(b)	ADDRESS OF ISSUER’S PRINCIPAL EXECUTIVE OFFICES

33 Coffee Lane, Waterbury, VT 05676

ITEM 2.

(a)	NAME OF PERSON FILING

Robert P. Stiller (the “Reporting Person”)

(b)	ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE

c/o Sunrise Management Services, LLC, 180 Battery Street, Suite 250, Burlington, VT 05401

(c)	CITIZENSHIP

United States

(d)	TITLE OF CLASS OF SECURITIES

Common Stock, $0.10 par value per share (“Common Stock”)

(e)	CUSIP NUMBER

49271M 10 0

ITEM 3.	IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240.13d-l(b) OR 240.13d-2(b) or (c), CHCK WHETHER THE PERSON FILING IS:

Not Applicable

ITEM 4.	OWNERSHIP

The information required by this Item with respect to the Reporting Person is set forth in Rows 5 through 9 and 11 of the cover page to this Schedule 13G.

The percent of class represented by the amount beneficially owned by the Reporting Person is based on 149,493,728 shares of Common Stock outstanding as of January 28, 2016, as disclosed in the Issuer’s Form 10-Q, filed February 1, 2016.

The shares of Common Stock to which the Reporting Person has beneficial ownership through sole voting or dispositive power include 1,983,500 shares underlying call options of the Issuer exercisable within 60 days of December 31, 2015.

The shares of Common Stock to which the Reporting Person has beneficial ownership through shared voting or dispositive power consists of 321,333 shares held by the Stiller Family Foundation, to which the Reporting Person serves as a director.

ITEM 5.	OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following  ☒.

ITEM 6.	OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

Not Applicable

ITEM 7.	IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY

Not Applicable

ITEM 8.	IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

Not Applicable

ITEM 9.	NOTICE OF DISSOLUTION OF GROUP

Not Applicable

ITEM 10.	CERTIFICATION

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 16, 2016
Date

/s/ Robert P. Stiller
Signature

Robert P. Stiller
Name